P.E. 1/1/02


02012637

1-14712



SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

FRANCE TELECOM
(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______)

Enclosure:

Press release dated January 29, 2002, announcing that France Telecom and E.ON have reached an agreement on the orderly disposal of approximately 103 million shares of Orange S.A.


france telecom

France Telecom and E.ON reach agreement

Paris, January 29, 2002 – The lock up, established in the agreements of November 2000 between France Telecom and the E.ON group relating to approximately 103 million shares of Orange S.A. delivered to E.ON when France Telecom purchased its holding in Orange Communications Switzerland, will lapse after February 26, 2002. France Telecom and E.ON have reached an agreement on the orderly disposal of these Orange shares.

In addition, France Telecom and E.ON have agreed to replace the put and call clauses in respect to these Orange shares by a put option of E.ON on France Telecom at a strike price of 9.25 euros and a call option of France Telecom on E.ON at an exercise price of 11.25 euros. Both options will mature in June 2002.

Press Contacts : **Tel : +33 1 44 44 93 93**

Nilou du Castel

nilou.ducastel@francetelecom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Dated: January 30, 2002

By: /s/ Jean-Claude Grynberg
Name: Jean-Claude Grynberg
Title: Director, Investor Relations